UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC 20549

                                        Schedule 13G

                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 1)


                        WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                                      (Name of Issuer)

                          COMMON STOCK (par value $.01 per share)
                               (Title of Class of Securities)

                                        976592 10 5
                                       (CUSIP Number)





              Item 1:     Edward A. Burkhardt
                          ###-##-####

              Item 2:     _____

              Item 4:     United States

              Item 5:     3,521,736

              Item 6:     None

              Item 7:     3,521,736

              Item 8:     None

              Item 9:     3,521,736

              Item 10:    _____

              Item 11:    6.9%

              Item 12:    IN





    Item 1(a):  Name of Issuer:

                Wisconsin Central Transportation Corporation

          (b):  Address of Issuer s Principal Executive Offices:

                One O Hare Centre, Suite 9000
                6250 North River Road
                Rosemont, Illinois 60017-5062

    Item 2(a):  Name of Person Filing:

                Edward A. Burkhardt

          (b):  Address of Principal Business Office:

                One O Hare Centre, Suite 9000
                6250 North River Road
                Rosemont, Illinois 60017-5062

          (c):  Citizenship:

                United States

          (d):  Title of Class of Securities:

                Common Stock, par value $.01 per share

          (e):  CUSIP Number:

                976592 10 5

    Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b):

                Not applicable.

    Item 4:     Ownership.


          (a)   Amount Beneficially Owned:                      3,521,736 shares.
                                                                (Includes shares
                                                                received pursuant to the
                                                                Issuer s two-for-one and
                                                                three-for-one stock
                                                                splits paid in the form
                                                                of stock dividends on
                                                                July 5, 1994 and May 31,
                                                                1996, respectively, and
                                                                includes 18,000 shares
                                                                which the undersigned
                                                                has a right to acquire
                                                                within 60 days pursuant
                                                                to options granted to
                                                                him pursuant to the
                                                                Issuer s Director Stock
                                                                Option Plan).

          (b)   Percent of Class:                               6.9%

          (c)   Number of shares as to which such person has:   The undersigned has sole
                                                                power to vote or to
                                                                direct the vote and sole
                                                                power to dispose or to
                                                                direct the disposition
                                                                of all such shares
                                                                (except that such powers
                                                                with respect to the
                                                                18,000 shares subject to
                                                                options require the
                                                                exercise of such
                                                                options).

          (i)   sole power to vote or to direct the vote:       3,521,736

          (ii)  shared power to vote or to direct the vote:     0

          (iii) sole power to dispose or to direct the
                disposition of:                                 3,521,736

          (iv)  shared power to dispose or to direct the
                disposition of:                                 0

    Item 5:     Ownership of Five Percent or Less of a Class.

                Not applicable.

    Item 6:     Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

    Item 7:     Identification and Classification of the Subsidiary Which Acquired the
                Security Being Reported on by the Parent Holding Company.

                Not applicable.

    Item 8:     Identification and Classification of Members of the Group.

                Not applicable.

    Item 9:     Notice of Dissolution of Group.

                Not applicable.

    Item 10:    Certification.

                Not applicable.




    Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: May 16, 1997


    By:   Edward A. Burkhardt
          =======================================
          Edward A. Burkhardt